Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Liminal BioSciences Inc. ("Liminal" or the "Company")

440 Armand-Frappier Blvd., Suite 300
Laval, QC, H7V 4B4

Item 2	Date of Material Change

August 25, 2022

Item 3	News Release

A news release with respect to the material change was disseminated through the facilities of a recognized newswire on August 25, 2022 and was filed on SEDAR.

Item 4	Summary of Material Change

Liminal announced that it has terminated its long-term legacy Master Services Agreement relating to its previously owned plasma-derived therapeutics business by mutual agreement between the parties, which results in anticipated cash savings of approximately $33.1 million.

Item 5	Full Description of Material Change

The Company announced that, effective immediately, its long-term legacy Master Services Agreement, entered into in May 2015 as amended, relating to its previously owned plasma-derived therapeutics business (“CDMO Agreement”), was terminated by mutual agreement between the parties. The Company had sent an early five-year termination notice to terminate the CDMO Agreement back in August 2021. The CDMO Agreement included a minimum purchase commitment of $9 million per year for the remainder of the contract.

This termination of the CDMO Agreement is part of the Company’s previously disclosed objective to streamline its business, divest its non-core assets and eliminate contracts associated with its previously owned plasma-derived therapeutics business.

The Termination Agreement results in the earlier termination of the CDMO Agreement, and terminates, effective immediately, and all obligations of the Company associated therewith, including any annual minimum purchase commitments. Under the terms of the Termination Agreement, Liminal will pay a total of $18 million, of which $11.2 million was paid upon execution of the Termination Agreement and covers past sums due to the date of termination. The Company will make two further payments of which $3.4 million will be payable in the first quarter of 2023 and the remaining $3.4 million will be payable in the first quarter of 2024. The Termination Agreement contains customary releases.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

m.iskra@liminalbiosciences.com

(450) 781-0115

Item 9	Date of Report

August 25, 2022